UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2018

Commission File Number 001-37928

ChipMOS TECHNOLOGIES INC.

(Translation of Registrant’s Name Into English)

No. 1, R&D Rd. 1, Hsinchu Science Park

Hsinchu, Taiwan

Republic of China

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ChipMOS TECHNOLOGIES INC.
(Registrant)

Date: March 2, 2018	By	/S/ S. J. Cheng
	Name:	S. J. Cheng
	Title:	Chairman & President

Contacts:

In Taiwan Dr. G.S. Shen ChipMOS TECHNOLOGIES INC. +886-3-5668877 g.s._shen@chipmos.com	In the U.S. David Pasquale Global IR Partners +1-914-337-8801 dpasquale@globalirpartners.com

ChipMOS SCHEDULES FOURTH QUARTER AND FULL YEAR 2017 FINANCIAL

RESULTS CONFERENCE CALL

Hsinchu, Taiwan, March 2, 2018 - ChipMOS TECHNOLOGIES INC. (“ChipMOS” or the “Company”) (Taiwan Stock Exchange: 8150 and NASDAQ: IMOS), an industry leading provider of outsourced semiconductor assembly and test services (“OSAT”), today announced that it plans to report financial results for the fourth quarter and full year ended December 31, 2017 after the close of trading on the Taiwan Stock Exchange and before the open of the NASDAQ Stock Market on Thursday, March 15, 2018.

The Company’s management will host two conference calls to discuss the Company’s fourth quarter and full year 2017 financial results.

1.	Date: Thursday, March 15, 2018

Time: 4:00PM Taiwan (4:00AM New York)

Dial-In: +886-2-21928016

Password: 387437#

Replay Starting 2 Hours After Live Call Ends: www.chipmos.com.tw

Language: Mandarin

2.	Date: Thursday, March 15, 2018

Time: 7:00PM Taiwan (7:00AM New York)

Dial-In: +1-201-689-8562

Password: 13676518

Replay Starting 2 Hours After Live Call Ends: +1-412-317-6671, with ID 13676518

Webcast of Live Call and Replay: www.chipmos.com

Language: English

About ChipMOS TECHNOLOGIES INC.:

ChipMOS TECHNOLOGIES INC. (Taiwan Stock Exchange: 8150 and NASDAQ: IMOS) (http://www.chipmos.com) is an industry leading provider of outsourced semiconductor assembly and test services. With advanced facilities in Hsinchu Science Park, Hsinchu Industrial Park and Southern Taiwan Science Park in Taiwan, ChipMOS provide assembly and test services to a broad range of customers, including leading fabless semiconductor companies, integrated device manufacturers and independent semiconductor foundries. ChipMOS along with strategic investors, also owns an advanced facility in Shanghai.

Forward-Looking Statements

This press release may contain certain forward-looking statements. These forward-looking statements may be identified by words such as ‘believes,’ ‘expects,’ ‘anticipates,’ ‘projects,’ ‘intends,’ ‘should,’ ‘seeks,’ ‘estimates,’ ‘future’ or similar expressions or by discussion of, among other things, strategy, goals, plans or intentions. These statements may include financial projections and estimates and their underlying assumptions, statements regarding plans, objectives and expectations with respect to future operations, products and services, and statements regarding future performance. Actual results may differ materially in the future from those reflected in forward-looking statements contained in this document, due to various factors. Further information regarding these risks, uncertainties and other factors are included in the Company’s most recent Annual Report on Form 20-F filed with the U.S. Securities and Exchange commission (the “SEC”) and in the Company’s other filings with the SEC.